Exhibit 99.1
PARAMOUNT RESOURCES LTD.
Calgary, Alberta
March 21, 2006
NEWS RELEASE:     PARAMOUNT FILES 2005 YEAR END DISCLOSURE DOCUMENTS
          Paramount Resources Ltd. has filed its audited consolidated financial statements for the year ended December 31, 2005, and related management’s discussion and analysis with Canadian securities regulatory authorities. Paramount has also filed its annual information form for the year ended December 31, 2005, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 of the Canadian Securities Administrators. Copies of these documents may be obtained via www.sedar.com or Paramount’s website at www.paramountres.com
For further information, please contact:
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone: (403) 290-3600
Fax: (403) 262-7994